James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 17 July 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 14 July 2023. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

NOTICE OF NOTIFIABLE INTEREST IN RELEVANT SHARE CAPITAL OF JAMES HARDIE INDUSTRIES PUBLIC LIMITED COMPANY (THE “COMPANY”) IN FULFILMENT OF AN OBLIGATION ARISING UNDER CHAPTER 4 OF PART 17 OF THE COMPANIES ACT 2014 James Hardie Industries Plc Level 20, 60 Castlereagh Street Sydney, NSW 2000 Australia 14 July 2023 ATTN: Company Secretary BY EMAIL: investor.relations@jameshardie.com.au Aoife.Rockett@jameshardie.com James.Brennan-Chong@jameshardie.com.au Media.Investor@jameshardie.com.au Greetings, This notification relates to issued ordinary shares in the capital of the Company and is given in fulfillment of the obligations imposed by Sections 1048 to 1050 and otherwise by Chapter 4 of Part 17 of the Companies Act 2014. The Vanguard Group, Inc. hereby notifies you that at the date of this notice it has a total notifiable interest in aggregate of 22,013,078 ordinary shares in the capital of the Company. The identity of the registered holders of shares to which this notification relates (so far as known to The Vanguard Group, Inc.) is set out in the attached schedule. Each of the products managed by The Vanguard Group, Inc., (the “Funds”) named in the attached schedule gives notice that, at the date of this notice, it has a total notifiable interest in the number of ordinary shares in the capital of the Company which is set out against its name. The identity of the registered holders of shares to which its notification relates (so far as known) is also set out against its name in the attached schedule. The address of The Vanguard Group, Inc. is: P.O. Box 2600, V26, Valley Forge, PA 19482, USA Yours faithfully, By: Shawn Acker

SCHEDULE Name and address of [Subsidiary]/[Fund] Number of shares Registered holder(s) of shares Vanguard Australian Shares Index Fund P.O. Box 2600, V26, Valley Forge, PA 19482, USA 6,034,129 JP Morgan Chase Bank Vanguard Total International Stock Index Fund 5,946,434 JP Morgan Chase Bank Vanguard Developed Markets Index Fund 3,530,415 State Street Bank and Trust Company Vanguard Institutional Total International Stock Market Index Trust II 2,736,371 JP Morgan Chase Bank Vanguard FTSE All-World ex-US Index Fund 895,042 Bank of New York Mellon Corporation Vanguard Pacific ex-Japan Stock Index Fund 833,928 Brown Brothers Harriman Vanguard Pacific Stock Index Fund 537,489 Bank of New York Mellon Corporation Vanguard Institutional Total International Stock Market Index Trust 360,360 JP Morgan Chase Bank Vanguard Total World Stock Index Fund 240,875 State Street Bank and Trust Company Vanguard FTSE Developed Asia Pacific ex Japan UCITS ETF 204,975 Brown Brothers Harriman Vanguard FTSE All-World UCITS ETF 128,470 Brown Brothers Harriman Vanguard FTSE Developed World ex-U.K. Equity Index Fund 125,587 State Street Bank and Trust Company Vanguard Global Stock Index Fund 116,462 Brown Brothers Harriman Vanguard ESG International Stock ETF 75,518 JP Morgan Chase Bank Vanguard FTSE Developed All Cap ex North America Index Fund 58,358 State Street Bank and Trust Company Vanguard Developed Markets Index Trust 54,177 State Street Bank and Trust Company Vanguard ESG Developed World All Cap Equity Index Fund 36,834 Brown Brothers Harriman Vanguard FTSE Developed World UCITS ETF 22,606 Brown Brothers Harriman Vanguard FTSE Global All Cap Index Fund 18,312 State Street Bank and Trust Company Vanguard SRI FTSE Developed World II (B) Common Contractual Fund 13,104 Brown Brothers Harriman Vanguard FTSE Developed World Common Contractual Fund 9,389 Brown Brothers Harriman Vanguard FTSE Developed World ex UK Common Contractual Fund 9,240 Brown Brothers Harriman Vanguard ESG Developed World All Cap Equity Index Fund (UK) 8,829 State Street Bank and Trust Company Vanguard SRI FTSE Developed World II Common 6,818 Brown Brothers Harriman

Contractual Fund Vanguard ESG Global All Cap UCITS ETF 4,027 Brown Brothers Harriman Vanguard FTSE Developed Asia Pacific All Cap Index ETF 3,642 State Street Bank and Trust Company Vanguard ESG Developed Asia Pacific All Cap UCITS ETF 1,687 Brown Brothers Harriman TOTAL 22,013,078